

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48233

JUN 2 9 2015

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/14 AND ENDING 03/31/15
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Macquarie Capital Markets North America Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Brookfield Place, 181 Bay Street, Suite 3100, P.O. Box 830
(No. and Street)

Toronto   Ontario   M5J 2T3
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andre Altaras   (416) 848-3525
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

18 York Street, Suite 2600	Toronto	Ontario	M5J0B2
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Macquarie Capital Markets North America Ltd. for the period ended March 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Andre Altaras
Chief Financial Officer

May 27, 2015
Date

Subscribed and sworn to before me,
On this 27th day of May 2015

Joel Patrick Harrison Amy
A Notary Public in and for the
Province of Ontario



Macquarie Capital Markets North America Ltd.

Statement of Financial Condition

March 31, 2015

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x)   Notes to Financial Statements
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital
        Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements
        Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with
        respect to methods of consolidation.
( ) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the
        date of the previous audit.

Macquarie Capital Markets North America Ltd.
Index
March 31, 2015



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Macquarie Capital Markets North America Ltd.:

In our opinion, the accompanying Statement of Financial Condition presents fairly, in all material respects, the financial position of Macquarie Capital Markets North America Ltd. at March 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

May 27, 2015

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Macquarie Capital Markets North America Ltd.
Statement of Financial Condition
March 31, 2015

(expressed in US dollars)

Assets

Cash and cash equivalents	$	4,433,952
Receivable from customers		1,818
Receivable from parent - broker accounts		257,680
Tax refund receivable		450,226
Other assets		205,361
Total assets	$	5,349,037

Liabilities and Stockholder's Equity
Liabilities

Accrued expenses and other liabilities	$	51,660
Payable to customers		257,680
Payable to parent - broker accounts		1,818
Payable to affiliate - intercompany		47,122
Total liabilities		358,280

Stockholder's equity

Common stock, $1.00 par value; 4,500,000 shares authorized, issued and outstanding		4,500,000
Retained earnings		490,757
Total stockholder's equity		4,990,757
Total liabilities and stockholder's equity	$	5,349,037

The accompanying notes are an integral part of this financial statement.

Macquarie Capital Markets North America Ltd.
Notes to Statement of Financial Condition
March 31, 2015

1.   **Organization and Business**

Macquarie Capital Markets North America Ltd. (the "Company") is a wholly owned subsidiary of Macquarie Capital Markets Canada Ltd. (the "Parent"), which is an indirect, wholly owned subsidiary of Macquarie Group Limited, a non-operating holding company located in Sydney, Australia.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company provides a range of brokerage services to institutional clients, primarily related to institutional equity sales and institutional equity trading. The Company executes and settles transactions through facilities of the Parent's clearing broker.

2.   **Significant Accounting Policies**

Basis of Accounting and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in deposit and highly liquid investments held in deposit with two major financial institutions. The Company defines cash equivalents as short-term investments with maturities of three months or less from the date of purchase.

Receivable from and Payable to Customers
The Company records customer securities transactions on a settlement date basis in accordance with US GAAP. Balances recorded as receivable from or payable to customers consist of securities failed to deliver and securities failed to receive, respectively, as of the date of the statement of financial condition.

Other Assets
Other assets consist of sales tax receivables and other prepaid expenses of the Company.

Income Taxes
The amount of current taxes payable or recoverable is recognized as of the date of the statement of financial condition utilizing currently enacted tax laws and rates.

The Company follows accounting principles related to the accounting for uncertainty in income taxes. In this regard, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The tax expense (benefit) to be recognized is measured as the largest amount of expense (benefit) that has greater than fifty percent likelihood of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Macquarie Capital Markets North America Ltd.
Notes to Statement of Financial Condition
March 31, 2015

Fair Value Measurements

The Company is required to report the fair value of financial instruments, as defined. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes inputs to valuation techniques used to determine fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The fair value of the Company's financial instruments, including cash, customer balances, broker balances, intercompany balances, prepayments, taxes receivable balances, accounts payable and accrued liabilities, approximate the carrying values presented in the statement of financial condition due to their short-term nature and high credit quality.

Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated into US dollars at the year-end rates of exchange,

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" to supersede the majority of current revenue recognition guidance under U.S. GAAP. The core principle of this guidance is that an entity should recognize revenue for the transfer of goods or services to customers in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, and timing of revenue arising from customer contracts including significant judgments. The guidance will be effective for the Company beginning April 1, 2018. The Company is in the process of determining the impact of this guidance on the financial statements.

In August 2014, the FASB issued guidance which requires management to assess an entity's ability to continue as a going concern and to provide related disclosures in certain circumstances. Under the new guidance, disclosures are required when conditions give rise to substantial doubt about an entity's ability to continue as a going concern within one year from the financial statement issuance date. The guidance is effective for annual periods ending after December 15, 2016, and all annual and interim periods thereafter. Early application is permitted. The adoption of this guidance will not have any impact on the Company's financial position and results of operations and, as this time, the Company does not expect any impact on its disclosures.

3.   **Related Party Transactions**

The Company has transactions with the Parent that arise from both the daily operations of the Company and specific transactions, including the performance of administrative services and the execution of securities transactions.

The administrative services and execution portion of the payable to affiliate is $47,122. The payable to Parent – broker accounts and receivable from Parent – broker accounts consist of securities failed to receive and securities failed to deliver, respectively.

4.   **Commitments and Contingencies**

In the normal course of business, the Company's client activity involves the execution and settlement of various securities transactions. These activities may expose the Company to the risk of loss in the event customers, other broker-dealers, or banks are unable to fulfill contractual obligations. The Company monitors the credit standing of counterparties with whom it conducts business on a periodic basis in order to control the risks associated with these activities. At March 31, 2015, the Company has no allowance for doubtful accounts with regard to these receivables. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations.

5.   **Legal and Regulatory Matters**

As at March 31, 2015, the Company has not identified any legal or regulatory matters creating loss contingencies which are both reasonably probable and estimable.

6.   **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 (the "Act") that requires the maintenance of minimum net capital in accordance with a formula set forth therein. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain net capital, as defined, equal to the greater of $250,000 or 2% of combined aggregate debit items as determined by SEC Rule 15c3-3. At March 31, 2015, the Company had net capital of $4,309,601 which was $4,059,601 in excess of the Company requirement of $250,000.

7.   **Income Taxes**

As of March 31, 2015, the Company has US Federal and State net operating loss carry forwards of $418,844 which will expire at various dates from 2033 through 2035. As the Company is in a three year cumulative loss position for its US Federal and State income taxes, it is more likely than not that it will not realize its deferred tax asset of $193,156 and accordingly the Company has recorded a full valuation allowance against this asset.

8.   **Subsequent Events**

The Company has evaluated subsequent events through May 26, 2015, the date the financial statements were available to be issued. The Company did not have any significant subsequent events to report.